Exhibit 99.1

GasLog Partners LP Refinances its Existing Credit Facilities

Monaco – November 12, 2014 – GasLog Partners LP (NYSE: GLOP) (“GasLog Partners” or the “Partnership”) announced today that the Partnership’s vessel owning subsidiaries have signed the previously announced $450.0 million credit facility (the “New Facility”) to refinance the $486.7 million outstanding under the Partnership’s existing three credit facilities (the “Existing Facilities”).  The borrowers under the New Facility are the Partnership’s vessel owning subsidiaries (the “Borrowers”), and the lenders and arrangers are Citibank, N.A., London Branch, Nordea Bank Finland plc, London Branch, DVB Bank America N.V., ABN Amro Bank N.V., Skandinaviska Enskilda Banken AB and BNP Paribas.

Andrew Orekar, Chief Executive Office of GasLog Partners commented, “I am very pleased to have signed this financing, at what I believe are attractive rates, six months after completing our initial public offering in May. This financing simplifies the Partnership’s funding arrangements, bringing the existing loans into one single facility.”

The obligations of the Borrowers under the New Facility are guaranteed by the Partnership and GasLog Partners Holdings LLC, a wholly owned subsidiary of the Partnership, and the New Facility is secured by a first priority mortgage on each of the Partnership’s vessels.  The New Facility will be payable over five years in 20 equal installments of $5.6 million with a balloon payment of $337.5 million payable together with the final quarterly payment.  The New Facility contains the terms disclosed in our Registration Statement on Form F-1 (File No. 333-198133).

In connection with the refinancing, GasLog Ltd. will be released from its guarantee of the borrowers’ obligations under the Existing Facilities and will not be a guarantor under the New Facility.  The Partnership and GasLog Partners Holdings LLC will also be released from their guarantees of the obligations of GAS-eighteen Ltd., a subsidiary of GasLog Ltd., under the Existing Facilities. GAS-eighteen Ltd. and the LNG carrier it owns are subject to the Partnerships purchase option under an omnibus agreement entered into in connection with the Partnership’s initial public offering.

About GasLog Partners

GasLog Partners LP is a growth-oriented master limited partnership focused on owning, operating and acquiring liquefied natural gas (“LNG”) carriers under long-term charters. GasLog Partners LP’s fleet consists of five LNG carriers with an average carrying capacity of 151,000 cbm, each of which has a multi-year charter.

Forward-Looking Statement

This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, that address activities, events or developments that GasLog Partners expect, project, believe or anticipate will or may occur in the future, including, without limitation, future operating or financial results and future revenues and expenses, are forward looking statements.  These statements are based on current expectations of future events but are subject to various risks and uncertainties, including, without limitation, general LNG and LNG shipping market conditions and trends, our ability to enter into time charters with our existing customers as well as new customers, areas of possible expansion and expected capital spending or operating expenses, our expectations relating to distributions and our ability to make such distributions, our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our obligations under our credit facilities, and other risks and uncertainties discussed in our registration statement on Form F-1 (File No. 333-198133)  under the caption “Risk Factors”.  If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from our expectations and projections.  We do not undertake to update any forward-looking statements as a result of new information or future events or developments.

Contacts:

GasLog Partners LP
GasLog, Monaco

Simon Crowe, +377-9797-5115
CFO

or

Jamie Buckland, +377-9797-5118
Head of Investor Relations